FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Dates of Material Change

January 6, 2019

Item 3.	News Release

The press release disclosing the material change was released on January 7, 2019 through the facilities of Globe Newswire.

Item 4.	Summary of Material Change

On January 7, 2019, the Company announced that it has completed Phase I construction and retrofitting of its Niagara Greenhouse facility (“Niagara”) located in Grimsby, Ontario. The Company expects to complete Phase II of the construction and retrofitting on the balance of the facility in late Q1 or early Q2 2019.

The Company has also submitted the facility’s Evidence Package to Health Canada, marking the final stage in the Cultivation Licence application process. Pending Health Canada approval, the first Niagara crop is expected to begin in the next 60 days. Aleafia expects that the Niagara facility will lead to a meaningful increase in the Company’s total cannabis production capacity.

Aleafia will have multiple avenues to distribute the cannabis produced at Niagara, including leveraging its 15,000 kg 2019 supply agreement with CannTrust Holdings Inc. (TSX: TRST) in the near term.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”) pursuant to the terms and conditions of the arrangement agreement between the parties, Aleafia expects to leverage Emblem’s highly differentiated, high-margin production capabilities. It is expected that capsules, oils and oral sprays produced with Aleafia cannabis will be ultimately processed, extracted, labelled and shipped from the Paris, Ontario Product Innovation Center, for use by medical cannabis patients including Aleafia’s over 50,000 patients seen to date.

Phase I represents the construction and retrofitting of 60,000 sq. ft. of the Niagara facility, in which the Company is now capable of planting its first crop pending Health Canada approval, with Phase II representing the remainder of the 160,000 sq.ft. facility.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On January 7, 2019, the Company announced that it has completed Phase I construction and retrofitting of its Niagara Greenhouse facility (“Niagara”) located in Grimsby, Ontario. The Company expects to complete Phase II of the construction and retrofitting on the balance of the facility in late Q1 or early Q2 2019.

The Company has also submitted the facility’s Evidence Package to Health Canada, marking the final stage in the Cultivation Licence application process. Pending Health Canada approval, the first Niagara crop is expected to begin in the next 60 days. Aleafia expects that the Niagara facility will lead to a meaningful increase in the Company’s total cannabis production capacity.

Aleafia will have multiple avenues to distribute the cannabis produced at Niagara, including leveraging its 15,000 kg 2019 supply agreement with CannTrust Holdings Inc. (TSX: TRST) in the near term.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”) pursuant to the terms and conditions of the arrangement agreement between the parties, Aleafia expects to leverage Emblem’s highly differentiated, high-margin production capabilities. It is expected that capsules, oils and oral sprays produced with Aleafia cannabis will be ultimately processed, extracted, labelled and shipped from the Paris, Ontario Product Innovation Center, for use by medical cannabis patients including Aleafia’s over 50,000 patients seen to date.

Phase I represents the construction and retrofitting of 60,000 sq. ft. of the Niagara facility, in which the Company is now capable of planting its first crop pending Health Canada approval, with Phase II representing the remainder of the 160,000 sq.ft. facility.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

January 11, 2019